Custom Automated Systems, Inc.
3 Wood Edge Court
Water Mill, NY 11976
(631) 506-5003

September 30, 2009

U.S. Securities and Exchange Commission	VIA EDGAR
Division of Corporation Finance
100 F Street, N.E.
Washington D.C., 20549

Re:	Custom Automated Systems, Inc.
Request to Withdraw Registration Statement on Form S-1 (RW)
SEC File Number: 333-149194

Ladies and Gentlemen:

Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended (the "Securities Act"), Custom Automated Systems, Inc. (the "Registrant"), hereby requests immediate withdrawal of its Registration Statement on Form S-1 (File No. 333-149194), which was originally filed with the Securities and Exchange Commission (the "Commission") on February 12, 2008, along with any amendments and exhibits thereto (the "Registration Statement"), and which was declared effective by the Commission on October 29, 2008.

The Registrant believes that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) under the Securities Act.  The Company believes that (a) certain of the disclosures in the Registration Statement may be incorrect and/or confusing to investors; and (b) the Company has elected not to move forward with the offering as disclosed in the Registration Statement.

The Registrant requests, in accordance with Rule 457(p) under the Securities Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Registrant’s account (CIK: 0001425809) to be offset against the filing fee for any future registration statement or registration statements.

The Registrant appreciates the time and effort expended by the Commission on its filing.  The Registrant confirms that no securities have been or will be distributed, issued or sold pursuant to the Registration Statement or the Prospectus contained therein.

Please send copies of the written order granting withdrawal of the Registration Statement to our counsel, The Loev Law Firm, PC, 6300 West Loop South, Suite 280, Bellaire, Texas 77401, Attn: David M. Loev.

If you have any questions regarding this application for withdrawal, please contact the undersigned at (631) 506-5003.

Very truly yours,

By:	/s/ Rosemary Mergenthaler
ROSEMARY MERGENTHALER
President